FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of October, 2003

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on October 10, 2003, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), announcing that is has purchased a portion of its own shares in conformity with provisions of Article 210 of the Japanese Commercial Code.
2.	News release issued on October 28, 2003, by the registrant, reporting its financial results for the fiscal 2004 first half, ended September 30, 2003.
3.	Supplemental consolidated financial data for the fiscal 2004 first half, ended September 30, 2003.
4.	News release issued on October 28, 2003, by the registrant, announcing a reorganization of its European car audio business.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact President Panasonic Finance (America), Inc.

Dated: November 7, 2003

October 10, 2003

FOR IMMEDIATE RELEASE

Media Contacts:	Akira Kadota / Wilson Solano
International PR, Tokyo
(Tel: 03-3578-1237, Fax: 03-5472-7608)

Matsushita Electric Executes Own Share Repurchase

Matsushita Electric Industrial Co., Ltd. (NYSE and PCX: MC), best known for its “Panasonic” brand products, today announced that it has purchased a portion of its own shares from the market in conformity with provisions of Article 210 of the Japanese Commercial Code.

Details of the share repurchase are as follows:

1.	Class of shares: Common stock

2.	Period of purchase: Between October 1, 2003 and October 10, 2003

3.	Aggregate purchase amount: 9,999,869,000 yen

4.	Aggregate number of shares purchased: 7,061,000 shares

5.	Method of purchase: Shares were purchased on the Tokyo Stock Exchange

(Reference 1)

1)	The following are the resolutions that were approved at the ordinary general meeting of shareholders held on June 27, 2003:
•	Class of shares: Common stock
•	Aggregate number of shares to be purchased: Up to 200 million shares
•	Aggregate purchase amount: Up to 200 billion yen
2)	Cumulative total of shares repurchased through October 10, 2003:
•	Aggregate purchase amount: 39,998,437,000 yen
•	Aggregate number of shares purchased: 27,329,000 shares

(Reference 2)

1)	Total number of shares issued as of March 31, 2003:
•	Total number of shares issued:

2,447,923,088 shares

•	Total number of shares issued (excluding treasury stock):

2,359,316,711 shares

# # #

October 28, 2003

FOR IMMEDIATE RELEASE

Media Contact: Akira Kadota

                           International PR, Tokyo

                           (Tel: 03-3578-1237, Fax: 03-5472-7608)

ANNOUNCEMENT OF FINANCIAL RESULTS

(Note: Dollar amounts for the most recent period have been translated for convenience at the rate of U.S.$1.00 = 111 yen.)

MATSUSHITA REPORTS SECOND QUARTER AND FIRST HALF RESULTS

- Cost reductions, V-products spur earnings gains -

Matsushita Electric Industrial Co., Ltd. (NYSE and PCX symbol: MC) today reported its consolidated financial results for the second quarter and first half, and non-consolidated (parent company alone) results for the first half, ended September 30, 2003, of the current fiscal year ending March 31, 2004 (fiscal 2004).

Consolidated Second-quarter Results1

Consolidated group sales for the second quarter increased 3% to 1,876.1 billion yen (U.S.$16.90 billion), from 1,827.6 billion yen in the same three-month period a year ago. Of the total, domestic sales increased 1% to 851.2 billion yen ($7.67 billion). Overseas sales also improved, up 4% to 1,024.9 billion yen ($9.23 billion). Excluding the effects of currency translation, overseas sales increased 3% from a year ago on a local currency basis2.

During the second quarter, the domestic economy in Japan saw modest recoveries in both exports and capital investment by corporations. The domestic economy as a whole, however, continued a trend of instability due to such factors as sluggish sales of seasonal products, a result of an unusually cool summer, and a stronger Japanese yen. Overseas, economies in China and other Asian countries showed steady progress overcoming the effects of the SARS outbreak. Meanwhile, the economic climate in the United States also showed signs of improvement.

As previously announced, Matsushita has designated this year as the year it would “re-declare” its founding, or in other words return to the basic management principles upon which the company was founded. In line with this policy, Matsushita shifted its management focus from “deconstruction” to “creation” under a new autonomous business domain-based organizational structure that can quickly respond to customer needs.

Specific initiatives included the continued introduction of “V-products” to capture a leading share in high-volume markets, and simultaneous global introductions of strategic products by combining the efforts of business domain companies and domestic and overseas marketing divisions. Furthermore, as part of a global strategy to enhance brand value, Matsushita designated the “Panasonic” brand as a globally unified brand for overseas markets under the slogan “Panasonic ideas for life.” The company also implemented a new management system that evaluates the performance of each business domain company based on Capital Cost Management (CCM) and cash flows, both on a global consolidated basis, aimed at enhancing management efficiency.

The growth of the company’s consolidated sales for the second quarter reflected the positive results of the initiatives mentioned above, especially the success of V-products, led by digital audiovisual (AV) products, cellular phones and factory automation (FA) equipment, although sales declined in summer seasonal products, such as air conditioners, due to unfavorable weather in Japan.

Regarding earnings, despite intense global competition, operating profit3 for the second quarter increased sharply, benefiting mainly from the success of V-products and the positive effects of various cost reduction initiatives. As a result, operating profit increased to 59.6 billion yen ($537 million), up 74% compared with 34.3 billion yen in the same three-month period a year ago. However, due mainly to losses on the valuation of investment securities of associated companies, income before income taxes decreased 16% to 32.1 billion yen ($289 million), from 38.3 billion yen in last year’s second quarter. Net income for the quarter totaled 20.4 billion yen ($184 million), up 45% from 14.1 billion yen in the comparable year-earlier period.

This resulted in a net income per common share of 8.68 yen ($0.08) on a diluted basis in the second quarter, versus a net income per common share of 6.75 yen on the same basis a year ago.

Consolidated First-half Results

Combining the second quarter results with those of the first quarter, consolidated group sales for the first fiscal half ended September 30, 2003 increased 1% to 3,639.7 billion yen ($32.79 billion), compared with 3,621.0 billion yen in the same six-month period a year ago. Domestic sales also increased 1% to 1,676.3 billion yen ($15.10 billion), while overseas sales were mostly unchanged at 1,963.4 billion yen ($17.69 billion). Overseas sales on a local currency basis as well were nearly equal to last year’s total for the same six-month period.

For reasons similar to those given for second quarter results, the company’s operating profit for the first fiscal half increased 59% to 79.6 billion yen ($717 million), from 50.0 billion yen in the comparable period a year ago.

Income before income taxes for the six-month period also climbed 3% to 57.3 billion yen ($516 million), compared with 55.6 billion yen a year ago. Net income was also up, increasing 32% to 23.1 billion yen ($209 million), as compared with a net income of 17.6 billion yen in the first half of the previous year. This resulted in a net income per common share of 9.83 yen ($0.09) on a diluted basis, versus a net income per common share of 8.42 yen in the first half of the previous year.

1.	During the fiscal year ended March 31, 2003, Matsushita began consolidating certain previously unconsolidated subsidiaries of Victor Company of Japan, Ltd. (JVC). Accordingly, consolidated results for the second quarter and first fiscal half ended September 30, 2002 have been restated.
2.	Regarding results on a local currency basis, see Note 3 of Notes to consolidated financial statements on page 16.
3.	For information about operating profit, see Note 2 of Notes to consolidated financial statements on page 16.

Consolidated First-half Sales Breakdown by Product Category

As previously announced, Matsushita launched a new business domain-based organizational structure in January 2003, followed in April by the introduction of a new groupwide management system. Accordingly, the company has reclassified its previous four business segments (AVC Networks, Home Appliances, Industrial Equipment, and Components and Devices) into five new segments, effective April 1, 2003. The five new segments are: AVC Networks, Home Appliances, Components and Devices, JVC, and Other.

The company’s first-half consolidated sales by reclassified product category, as compared with restated prior year amounts, are summarized as follows:

AVC Networks

AVC Networks sales increased 2% to 1,726.5 billion yen ($15.55 billion), compared with 1,693.7 billion yen in the same six-month period a year ago. Within this segment, sales of video and audio equipment decreased 2% from the first half of the previous year. Strong sales were recorded in such digital AV products as flat-panel TVs and DVD recorders, but sales declined in VCRs, CRT TVs and audio equipment.

Sales of information and communications equipment grew 4% from the year-earlier six-month period. Solid sales of automotive electronics and cellular phones in overseas markets were more than sufficient to offset setbacks in hard disk drives.

Home Appliances

Sales of Home Appliances were down 2% to 586.2 billion yen ($5.28 billion), compared with 598.3 billion yen in the previous year’s first half. Although washing machines and microwave ovens recorded sales gains, sales of compressors declined from last year’s first half. In addition, sales of air conditioners and other seasonal products in the domestic market were negatively affected by a cool summer, resulting in lower sales overall.

Components and Devices

Sales of Components and Devices decreased 3% to 562.7 billion yen ($5.07 billion), compared with 580.0 billion yen in the first half of the previous year. Sales of semiconductors and liquid crystal displays increased from the same period a year ago, but sales declines in general components and electronic tubes resulted in overall lower sales.

JVC

Sales for JVC (Victor Company of Japan and its subsidiaries) totaled 403.7 billion yen ($3.64 billion), down 5% from 425.3 billion yen in last year’s first half. This decline was mainly attributable sluggish sales of conventional AV equipment in Japan and the Americas, despite solid sales of business-use equipment.

Other

Sales for Other increased 11% to 360.6 billion yen ($3.25 billion), from 323.7 billion yen in the same six-month period a year ago. Strong sales of FA equipment was the main reason for the sharp increase.

Consolidated Financial Condition

On a consolidated basis, total assets as of September 30, 2003 were 7,749.0 billion yen, a decrease of 85.6 billion yen from March 31, 2003. Despite increases in inventories due to seasonal factors, the company implemented various initiatives to reduce assets, including fixed assets. Compared to September 30, 2002, the company succeeded in reducing inventories by 69.7 billion yen.

Non-Consolidated (Parent Company Alone) First Half Results

First-half parent-alone sales decreased 8% to 1,958.9 billion yen, from 2,118.6 billion yen in the same six-month period a year ago. This was mainly attributable to the exclusion from parent company sales results of certain businesses that were transferred to subsidiaries as part of the company’s groupwide organizational restructuring implemented in January 2003.

Regarding parent-alone earnings, while the company was successful in implementing various cost reduction initiatives, the aforementioned decrease in sales resulted in a decline in parent-alone operating profit to 15.4 billion yen, down 9% from 16.8 billion yen a year ago. However, recurring profit increased 11% to 53.7 billion yen, from 48.4 billion yen in the previous first half, mainly a result of an increase in dividend income. Parent-alone net income also increased, up 1% to 45.9 billion yen, from 45.6 billion yen in the first half of last year.

Interim Dividend

The Board of Directors of the company voted today to distribute an interim cash dividend of 6.25 yen per common share, payable November 28, 2003, to parent-company shareholders of record on September 30, 2003. This dividend rate is unchanged from the interim dividend of last year.

Commemorative Dividend

The Board of Directors of the company also voted today in favor of a plan to propose a commemorative cash dividend for approval at the company’s annual meeting of shareholders to be held in June 2004. The commemorative dividend is to be added to the ordinary year-end cash dividend for the current fiscal year ending March 31, 2004, which falls on the 85th anniversary of the company’s founding. The commemorative dividend is being proposed in appreciation of shareholder support of the company over many years. The amount of the proposed year-end cash dividend will be 7.75 yen per common share, consisting of an ordinary dividend of 6.25 yen, plus a 1.50 yen commemorative dividend. If implemented, total dividends for fiscal 2004, including the aforementioned interim dividend of 6.25 yen per common share, will be 14.00 yen per common share, as compared with 12.50 yen for fiscal 2003.

Outlook for the Full Fiscal Year 2004

Regarding the business environment for fiscal 2004, while economies in Japan and the United States are showing signs of moderate recovery, factors such as a strong Japanese yen and price declines contribute to lingering uncertainty. Within this environment, the company will work to enhance profitability and increase cash flows by continuing to introduce attractive products to the market, including V-products, as well as further promoting autonomous management at each business domain company.

For fiscal 2004, Matsushita maintained its forecast made on April 28, 2003. At that time the company forecasted fiscal 2004 sales on a consolidated basis to increase by about 1%, compared to fiscal 2003, to approximately 7,450 billion yen. The forecast for operating profit4 is also unchanged, expected to increase by about 18% from fiscal 2003 to approximately 150 billion yen, with consolidated income before income taxes anticipated to rise to approximately 120 billion yen, up 74% from fiscal 2003. The forecast for income before income taxes includes estimated expenses of approximately 50 billion yen for restructuring charges and non-recurring income of about 20 billion yen from other items. Net income is expected to improve to approximately 30 billion yen, from a net loss of 19 billion yen in the last fiscal year.

On a parent company alone basis, sales in fiscal 2004 are expected to decrease by 8%, compared to fiscal 2003, to approximately 3,900 billion yen. Recurring profit, however, is projected to increase 21% from fiscal 2003 to approximately 97 billion yen, and net income is forecast to increase 73% from fiscal 2003 to approximately 50 billion yen.

4.	For information about operating profit, see Note 2 of Notes to consolidated financial statements on page 16.

Matsushita Electric Industrial Co., Ltd., best known for its “Panasonic” brand products, is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, New York, Pacific, Euronext Amsterdam, Euronext Paris, Frankfurt and Dusseldorf stock exchanges. For more information, visit the Matsushita web site at the following URL: http://www.panasonic.co.jp/global/

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

(Financial Tables Attached)

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Income *

(Three months ended September 30)

	Yen (millions)		Percentage 2003/2002	U.S. Dollars (millions)
	2003	2002		2003
Net sales	¥1,876,088	¥1,827,582	103%	$16,902
Cost of sales	(1,342,784)	(1,320,560)		(12,097)
Selling, general and administrative expenses	(473,700)	(472,722)		(4,268)

Operating profit	59,604	34,300	174%	537

Other income (deductions):
Interest income	5,125	5,559		46
Dividend income	498	314		5
Interest expense	(7,004)	(8,622)		(63)
Restructuring charges **	(869)	—		(8)
Write-down of investment securities	(48,011)	(3,765)		(433)
Other income (loss), net	22,709	10,539		205

Income before income taxes	32,052	38,325	84%	289

Provision for income taxes	(6,048)	(22,634)		(55)
Minority interests	(6,480)	(3,142)		(58)
Equity in earnings of associated companies	924	1,583		8

Net income	¥20,448	¥14,132	145%	$184

Net income per common share, basic	8.77 yen	6.80 yen		$0.08
Net income per common share, diluted	8.68 yen	6.75 yen		$0.08
(Parentheses indicate expenses or deductions.) * ** See notes to consolidated financial statements on page 16. Supplementary Information (Three months ended September 30)
	Yen (millions)			U.S. Dollars (millions)
	2003	2002		2003
Depreciation (tangible assets):	¥64,161	¥73,169		$578
Capital investment:	¥69,476	¥64,849		$626
R&D expenditures:	¥140,432	¥138,229		$1,265
Number of employees (Sept. 30)	295,546	291,935

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Income *

(Six months ended September 30)

	Yen (millions)		Percentage 2003/2002	U.S. Dollars (millions)
	2003	2002		2003
Net sales	¥3,639,688	¥3,620,969	101%	$32,790
Cost of sales	(2,584,096)	(2,599,473)		(23,280)
Selling, general and administrative expenses	(975,986)	(971,490)		(8,793)

Operating profit	79,606	50,006	159%	717

Other income (deductions):
Interest income	9,809	12,187		88
Dividend income	3,558	2,267		32
Interest expense	(13,888)	(17,824)		(125)
Restructuring charges **	(869)	(11,311)		(8)
Write-down of investment securities	(48,011)	(3,765)		(432)
Other income (loss), net	27,049	24,079		244

Income before income taxes	57,254	55,639	103%	516

Provision for income taxes	(22,347)	(35,381)		(201)
Minority interests	(8,216)	980		(74)
Equity in earnings (losses) of associated companies	(3,545)	(3,639)		(32)

Net income	¥23,146	¥17,599	132%	$209

Net income per common share, basic	9.92 yen	8.47 yen		$0.09
Net income per common share, diluted	9.83 yen	8.42 yen		$0.09
Consolidated Statement of Surplus * (Six months ended September 30)
	Yen (millions)			U.S. Dollars (millions)
	2003	2002		2003
Retained earnings at beginning of period	¥2,432,052	¥2,470,356		$21,910
Net income	23,146	17,599		209
Cash dividend	(14,746)	(7,814)		(133)
Transfer to legal reserve	(2,098)	(790)		(19)
Retained earnings at end of period	¥2,438,354	¥2,479,351		$21,967
* ** See notes to consolidated financial statements on page 16. Supplementary Information (Six months ended September 30)
	Yen (millions)			U.S. Dollars (millions)
	2003	2002		2003
Depreciation (tangible assets):	¥122,518	¥141,029		$1,104
Capital investment:	¥121,880	¥111,901		$1,098
R&D expenditures:	¥277,655	¥276,716		$2,501

Matsushita Electric Industrial Co., Ltd.

Consolidated Balance Sheet **

September 30, 2003

With comparative figures for March 31, 2003

	Yen (millions)		U.S. Dollars (millions)
Assets	Sept. 30, 2003	March 31, 2003	Sept. 30, 2003
Current assets:
Cash and cash equivalents	¥1,176,641	¥1,167,470	$10,600
Time deposits	358,057	395,559	3,226
Marketable securities	2,836	1,196	26
Trade receivables (notes and accounts)	1,091,240	1,146,905	9,831
Inventories	871,044	783,262	7,847
Other current assets	504,009	491,786	4,541

Total current assets	4,003,827	3,986,178	36,071

Noncurrent receivables	294,955	299,239	2,657
Investments and advances	1,023,825	1,020,137	9,224
Property, plant and equipment, net of accumulated depreciation	1,261,541	1,298,895	11,365
Other assets	1,164,898	1,230,244	10,494

Total assets	¥7,749,046	¥7,834,693	$69,811

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings	¥314,130	¥333,686	$2,830
Trade payables (notes and accounts)	738,656	727,284	6,654
Other current liabilities	1,535,973	1,509,862	13,838

Total current liabilities	2,588,759	2,570,832	23,322

Long-term debt	550,362	588,202	4,958
Other long-term liabilities	1,349,059	1,387,082	12,154
Minority interests	119,395	110,177	1,076
Common stock	258,738	258,738	2,331
Capital surplus	1,226,265	1,219,686	11,047
Legal reserve	82,798	80,700	746
Retained earnings	2,438,354	2,432,052	21,967
Accumulated other comprehensive income (loss) *	(699,153)	(705,642)	(6,299)
Treasury stock	(165,531)	(107,134)	(1,491)

Total liabilities and stockholders’ equity	¥7,749,046	¥7,834,693	$69,811

*	Accumulated other comprehensive income (loss) breakdown:

	Yen (Millions)		U.S. Dollars (millions)
	Sept. 30, 2003	March 31, 2003	Sept. 30, 2003
Cumulative translation adjustments	¥(240,601)	¥(161,124)	$ (2,167)
Unrealized holding gains (losses) of available-for-sale securities	36,006	(18,082)	324
Unrealized gains (losses) of derivative instruments	1,568	(1,090)	14
Minimum pension liability adjustments	(496,126)	(525,346)	(4,470)

**	See notes to consolidated financial statements on page 16.

Matsushita Electric Industrial Co., Ltd.

Consolidated Sales Breakdown *

(Three months ended September 30)

	Yen (billions)		Percentage 2003/2002	U.S. Dollars (millions)
	2003	2002		2003
AVC Networks
Video and audio equipment	¥353.7	¥337.2	105%	$3,186
Information and communications equipment	530.8	489.3	108%	4,782

Subtotal	884.5	826.5	107%	7,968

Home Appliances	294.8	304.9	97%	2,656

Components and Devices	296.0	307.2	96%	2,667

JVC	211.1	225.4	94%	1,902

Other	189.7	163.6	116%	1,709

Total	¥1,876.1	¥1,827.6	103%	$16,902

Domestic sales	851.2	844.6	101%	7,669
Overseas sales	1,024.9	983.0	104%	9,233

(Six months ended September 30)

	Yen (billions)		Percentage 2003/2002	U.S. Dollars (millions)
	2003	2002		2003
AVC Networks
Video and audio equipment	¥669.8	¥681.1	98%	$6,034
Information and communications equipment	1,056.7	1,012.6	104%	9,520

Subtotal	1,726.5	1,693.7	102%	15,554

Home Appliances	586.2	598.3	98%	5,281

Components and Devices	562.7	580.0	97%	5,069

JVC	403.7	425.3	95%	3,637

Other	360.6	323.7	111%	3,249

Total	¥3,639.7	¥3,621.0	101%	$32,790

Domestic sales	1,676.3	1,655.8	101%	15,102
Overseas sales	1,963.4	1,965.2	100%	17,688

*	See notes to consolidated financial statements on page 16.

Matsushita Electric Industrial Co., Ltd.

Consolidated Sales Breakdown *

(Six months ended September 30)

[Domestic/Overseas Sales Breakdown]

(in yen only)

	Yen (billions)		Yen (billions)
	Domestic sales 2003	Percentage 2003/2002	Overseas sales 2003	Percentage 2003/2002
AVC Networks
Video and audio equipment	¥191.9	96%	¥477.9	99%
Information and communications equipment	506.8	106%	549.9	103%

Subtotal	698.7	103%	1,027.8	101%

Home Appliances	368.1	98%	218.1	99%

Components and Devices	222.9	101%	339.8	95%

JVC	125.7	94%	278.0	95%

Other	260.9	106%	99.7	127%

Total	¥1,676.3	101%	¥1,963.4	100%

*	See notes to consolidated financial statements on page 16.

Matsushita Electric Industrial Co., Ltd.

Consolidated Information by Segments *

(Six months ended September 30)

By Business Segment:

	Yen (billions)		Percentage 2003/2002	U.S. Dollars (millions)
[Sales]	2003	2002		2003

AVC Networks	¥1,827.9	¥1,770.3	103%	$16,468
Home Appliances	604.0	608.4	99%	5,441
Components and Devices	826.5	841.6	98%	7,446
JVC	409.4	432.9	95%	3,688
Other	476.1	399.8	119%	4,289

Subtotal	4,143.9	4,053.0	102%	37,332
Eliminations	(504.2)	(432.0)	—	(4,542)

Consolidated total	¥3,639.7	¥3,621.0	101%	$32,790

[Segment Profit]

AVC Networks	¥58.3	¥26.2	223%	$525
Home Appliances	19.0	21.5	88%	171
Components and Devices	25.8	16.5	156%	233
JVC	10.1	8.8	115%	91
Other	7.1	9.8	73%	64

Subtotal	120.3	82.8	145%	1,084
Corporate and eliminations	(40.7)	(32.8)	—	(367)

Consolidated total	¥79.6	¥50.0	159%	$717

*	Upon the introduction of a new business domain-based management system, which focuses on global consolidated management by each business domain, from this fiscal year (fiscal 2004), the company changed its business segment classifications to five new segments: AVC Networks, Home Appliances, Components and Devices, JVC and Other, in order to ensure consistency of internal management structure and disclosure. Accordingly, information by business segment for the first half ended September 30, 2002 has been restated.

Principal internal divisional companies or units and subsidiaries operating in respective segments are as follows:

AVC Networks:

Panasonic AVC Networks Company, Panasonic Communications Co., Ltd.,

Panasonic Mobile Communications Co., Ltd., Panasonic Automotive Systems Company,

Panasonic System Solutions Company, Matsushita Kotobuki Electronics Industries, Ltd.

Home Appliances:

Home Appliances Group, Healthcare Business Company, Lighting Company,

Matsushita Ecology Systems Co., Ltd.

Components and Devices:

Semiconductor Company, Matsushita Battery Industrial Co., Ltd.,

Matsushita Electronic Components Co., Ltd., Motor Company

JVC:

Victor Company of Japan, Ltd.

Other:

Panasonic Factory Solutions Co., Ltd., Matsushita Industrial Equipment Co., Ltd.

Expenses for basic research and administrative expenses at the corporate headquarters level are treated as unallocatable expenses for each business segment, and are included in Corporate and eliminations.

Matsushita Electric Industrial Co., Ltd.

Consolidated Information by Segments *

(Six months ended September 30)

By Domestic and Overseas Company Location:

	Yen (billions)		Percentage 2003/2002	U.S. Dollars (millions)
[Sales]	2003	2002		2003
Japan	¥2,701.5	¥2,667.7	101%	$24,338
Americas	655.5	718.1	91%	5,906
Europe	483.1	420.9	115%	4,352
Asia and others	1,098.8	1,055.6	104%	9,899

Subtotal	4,938.9	4,862.3	102%	44,495
Elimination	(1,299.2)	(1,241.3)	—	(11,705)

Consolidated total	¥3,639.7	¥3,621.0	101%	$32,790

[Segment Profit]

Japan	¥61.9	¥44.0	141%	$558
Americas	10.3	11.8	87%	93
Europe	4.6	3.9	118%	41
Asia and others	43.5	39.4	110%	392

Subtotal	120.3	99.1	121%	1,084
Corporate and elimination	(40.7)	(49.1)	—	(367)

Consolidated total	¥79.6	¥50.0	159%	$717

*	See notes to consolidated financial statements on page 16.

Matsushita Electric Industrial Co., Ltd.

Consolidated Statements of Cash Flows *

(Six months ended September 30)

	Yen (millions)		U.S. Dollars (millions)
Cash flows from operating activities:	2003	2002	2003
Net income	¥23,146	¥17,599	$209
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	134,550	150,724	1,212
Net gain on sale of investments	(9,287)	(1,087)	(84)
Provision for doubtful receivables	4,002	4,653	36
Deferred income taxes	(19,584)	4,070	(176)
Write-down of investment securities	48,011	3,765	432
Impairment loss on long-lived assets	—	2,375	—
Minority interests	8,216	(980)	74
(Increase) decrease in trade receivables	28,626	(14,664)	258
(Increase) decrease in inventories	(111,963)	(66,295)	(1,009)
(Increase) decrease in other current assets	(28,304)	(1,323)	(255)
Increase (decrease) in trade payables	30,923	128,702	279
Increase (decrease) in accrued income taxes	9,547	4,475	86
Increase (decrease) in accrued expenses and other current liabilities	35,940	86,113	324
Increase (decrease) in retirement and severance benefits	22,894	8,346	206
Other	28,037	(1,556)	253

Net cash provided by operating activities	¥204,754	¥324,917	$1,845

Cash flows from investing activities:
Proceeds from sale of short-term investments	—	4,516	—
Purchase of short-term investments	(765)	(878)	(7)
Proceeds from disposition of investments and advances	50,219	57,537	452
(Increase) in investments and advances	(25,839)	(43,186)	(233)
Capital expenditures	(131,225)	(109,907)	(1,182)
Proceeds from disposals of property, plant and equipment	37,752	22,635	340
(Increase) decrease of finance receivables	8,546	17,117	77
(Increase) decrease in time deposits	17,265	133,031	156
Other	3,554	14,199	32

Net cash provided by (used in) investing activities	¥(40,493)	¥95,064	$(365)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	(5,999)	(39,502)	(54)
Increase (decrease) in deposits and advances from customers and employees	4,466	(6,122)	40
Proceeds from long-term debt	23,009	75,000	207
Repayments of long-term debt	(83,370)	(221,722)	(751)
Dividends paid	(14,746)	(7,814)	(133)
Dividends paid to minority interests	(3,699)	(5,479)	(33)
Repurchase of common stock	(58,397)	(10,445)	(526)
Other	1,782	—	16

Net cash provided by (used in) financing activities	¥(136,954)	¥(216,084)	$(1,234)

Effect of exchange rate changes on cash and cash equivalents	(18,136)	(15,845)	(164)

Net increase (decrease) in cash and cash equivalents	9,171	188,052	82
Cash and cash equivalents at beginning of period	1,167,470	933,132	10,518

Cash and cash equivalents at end of period	¥1,176,641	¥1,121,184	$10,600

*	See notes to consolidated financial statements on page 16.

Notes to consolidated financial statements:

1.	The company's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States (U.S. GAAP).

2.	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company's financial results with those of other Japanese companies. Under U.S. GAAP, restructuring charges are usually included as part of operating profit in the statement of income.

3.	Sales on a local currency basis are not measures conforming with U.S. GAAP. However, the company believes that these measures are useful to investors in promoting understanding of the company’s business conditions by excluding the influence of foreign currency fluctuations.

4.	Restructuring charges in “other income (deductions)” of the consolidated statements of income for the second quarter ended September 30, 2003 and the first half ended September 30, 2003 and 2002 include expenses associated with the implementation of early retirement programs.

5.	The company began consolidating certain previously unconsolidated subsidiaries, primarily overseas subsidiaries of Victor Company of Japan, Ltd., a consolidated subsidiary of the company, during the year ended March 31, 2003 and restated amounts for the second quarter and first half ended September 30, 2002.

6.	From this fiscal year (fiscal 2004), the company changed its business categories to five new categories: AVC Networks, Home Appliances, Components and Devices, JVC, and Other, and discloses financial data according to these. As such, the sales breakdown data for the second quarter and first half ended September 30, 2002 are restated in both the Sales Breakdown table and the Segment Information.

7.	Comprehensive income (loss) was reported as a gain of 29,635 million yen ($267 million) for the first half ended September 30, 2003, a loss of 377,052 million yen for the first half ended September 30, 2002, and a loss of 570,552 million yen for the year ended March 31, 2003. Comprehensive income (loss) includes net income (loss) and increases (decreases) in cumulative translation adjustments, unrealized holding gains (losses) of available-for-sale securities, unrealized gains (losses) of certain derivative instruments and minimum pension liability adjustments.

8.	Number of consolidated companies: 381

9.	Number of companies reflected by the equity method: 57

10.	United States dollar amounts are translated from yen for convenience at the rate of U.S. $1.00 = 111 yen, the approximate rate on the Tokyo Foreign Exchange Market on September 30, 2003.

Matsushita Group

1. Outline of the Matsushita Group

Described below are the Matsushita Group’s primary business areas, roles of major Group companies in respective businesses and relations between major Group companies and business segments.

The Matsushita Group, mainly comprising Matsushita Electric Industrial Co., Ltd. and 380 consolidated subsidiaries, is engaged in manufacturing, sales, and service activities in a broad range of electric/electronic and related business areas, maintaining close ties among Group companies both in Japan and abroad. Matsushita supplies a full spectrum of electric/electronic equipment and related products, which has been categorized into the following four segments: AVC Networks, Home Appliances, Components and Devices, Victor Company of Japan, Ltd. and Other.

*	For major product lines in each segment, please refer to “Details of Product Categories” on page 18.

2. Business Domain Chart

Details of Product Categories

AVC Networks

Color TVs, LCD and PDP TVs, VCRs, camcorders, DVD players, DVD recorders, compact disc (CD), Mini Disc (MD) and SD players, other personal and home audio equipment, AV and computer product devices, prerecorded AV software, broadcast- and business-use AV equipment and systems, PCs, CD-ROM, DVD-ROM/RAM and other optical disk drives, SD memory cards, other data storage devices, CRT and LCD displays, copiers, printers, telephones, cellular phones, Personal Handyphone System (PHS) terminals and other mobile communications equipment, facsimile equipment, car AVC equipment, traffic-related systems, communications network-related equipment, other information and communications equipment and systems, etc.

Home Appliances

Refrigerators, room air conditioners, washing machines, clothes dryers, vacuum cleaners, electric irons, microwave ovens, cooking appliances, dish washers, electric fans, air purifiers, heating equipment, kitchen fixture systems, electric, gas and kerosene hot water supply equipment, bath and sanitary equipment, healthcare equipment, electric lamps, ventilation and air-conditioning equipment, car air conditioners, compressors, vending machines, etc.

Components and Devices

Semiconductors, CRTs, LCD panels, PDPs, general components (capacitors, resistors, coils, speakers, power supplies, mechanical components, high frequency components, printed circuit boards, etc.), magnetic recording heads, electric motors, dry batteries, storage batteries, etc.

JVC

VCRs, camcorders, color TVs, stereo hi-fi and related equipment, car audio, DVD players, CD radio cassette recorders, telephones, business- and education-use equipment, information equipment, KARAOKE systems, video projectors, display components, VCR heads, motors, printed circuit boards, audiovisual software for DVD, CD and video disks/tapes, etc.

Other

Electronic-parts-mounting machines, industrial robots, electronic measuring instruments, welding equipment, power distribution equipment, elevators, escalators, bicycles, leasing and credit operations, non-ferrous metals, etc.

Please Note:

The following are financial statements on a parent company alone basis (provided in yen only), and should not be confused with the aforementioned consolidated results.

Matsushita Electric Industrial Co., Ltd.

(Parent Alone)

Statement of Income*

	Yen (millions)
	Six months ended Sept. 30, 2003	Six months ended Sept. 30, 2002	Percentage 2003/2002
Net sales	¥1,958,968	¥2,118,647	92%
Cost of sales	(1,611,563)	(1,742,991)
Selling, general and administrative expenses	(331,980)	(358,794)

Operating profit	15,423	16,860	91%

Interest income	3,049	3,369
Dividend income	36,710	29,447
Other income	17,224	16,780
Interest expense	(8,238)	(10,528)
Other expenses	(10,418)	(7,514)

Recurring profit	53,751	48,415	111%

Non-recurring profit	11,345	48,119
Non-recurring loss	(958)	(830)

Income before income taxes	64,138	95,704	67%
Provision for income taxes
Current	(3,677)	(329)
Deferred	(14,533)	(49,677)

Net income	¥45,928	¥45,697	101%

Unappropriated retained earnings at beginning of period	40,467	41,191
Net income	45,928	45,697
Unappropriated retained earnings at end of period	86,395	86,889
(Parentheses indicate expenses or deductions.)
	Six months ended Sept. 30, 2003	Six months ended Sept. 30, 2002
Net income per common share, basic	19.67 yen	21.99 yen

*	See notes to parent-alone financial statements on page 21.

Matsushita Electric Industrial Co., Ltd.

(Parent Alone)

Balance Sheet *

September 30, 2003

With comparative figures for March 31, 2003

	Yen (millions)
Assets	Sept. 30, 2003	March 31, 2003
Current assets:
Cash and deposits	¥772,343	¥760,804
Trade receivables (notes and accounts)	547,468	586,352
Inventories	218,730	192,158
Other current assets	584,350	503,453

Total current assets	2,122,893	2,042,769

Fixed assets:
Tangible fixed assets	401,622	425,670
Intangibles	29,427	30,911
Investments and advances	2,677,675	2,563,462

Total fixed assets	3,108,724	3,020,044

Total assets	¥5,231,618	¥5,062,813

Liabilities and Shareholders’ Equity
Current liabilities:
Trade payables (notes and accounts)	¥451,469	¥449,193
Accrued income taxes	305	350
Other current liabilities	1,388,287	1,372,335

Total current liabilities	1,840,061	1,821,878

Long-term debt and employee retirement and severance benefits	603,362	472,906

Total liabilities	2,443,423	2,294,785

Shareholders’ equity:
Capital	258,738	258,738
Capital surplus	567,412	564,067
Retained earnings	2,084,734	2,053,767
Unrealized holding gains (losses) of available-for-sale securities	42,840	(1,411)
Treasury stock	(165,531)	(107,134)

Total shareholders’ equity	2,788,194	2,768,028

Total liabilities and shareholders’ equity	¥5,231,618	¥5,062,813

*	See notes to parent-alone financial statements on page 21.

Matsushita Electric Industrial Co., Ltd.

(Parent Alone)

Sales Breakdown *

	Yen (billions)		Percentage 2003/2002
	Six months ended Sept. 30, 2003	Six months ended Sept. 30, 2002
AVC Networks
Video and audio equipment	¥346.6	¥361.9	96%
Information and communications equipment	517.7	680.7	76%

Subtotal	864.3	1,042.7	83%

Home Appliances	358.1	361.1	99%

Components and Devices	425.8	393.8	108%

Other	310.5	320.9	97%

Total	¥1,958.9	¥2,118.6	92%

Domestic sales	1,143.1	1,357.2	84%
Exports	815.8	761.4	107%

*	Amounts less than one-tenth of a billion yen have been omitted.

Notes to parent-alone financial statements:

1.	In accordance with the Regulations concerning Corporate Financial Statements under the Japanese Commercial Code, amounts less than 1 million yen have been omitted in the accompanying parent-alone financial statements. The sum of the subtotals may differ from the actual total.

2.	Similarly, in the parent-alone sales breakdown above, amounts less than one-tenth of a billion yen are truncated.

3.	From this fiscal year (fiscal 2004), the company changed its business categories to four new categories: AVC Networks, Home Appliances, Components and Devices and Other, and discloses parent-alone financial data according to these. As such, the sales breakdown data for the first half ended September 30, 2002 are restated in the Sales Breakdown table.

Management Policy

(1)	Basic Policy for Corporate Management

Since its establishment, Matsushita has operated its business under its basic management philosophy, which sets forth that the mission of a business enterprise is “Contributing to the progress and development of society and the well-being of people through its business activities, thereby enhancing the quality of life throughout the world.” Matsushita, as a public entity, is committed to its relationship with all stakeholders.

(2)	Basic Policy for Profit Distribution

Matsushita has conducted company management recognizing the importance of profit return to shareholders since the company’s establishment. Its share dividend policy is based on a consistent distribution of dividends. In addition, on commemorative occasions, the company has rewarded its shareholders with such means as dividend increases.

(3)	Company’s Policy on Reduction of the Share Trading Unit Size

The amendments to the Japanese Commercial Code that took effect in October 2001 allow listed companies to reduce the number of shares per unit for trading (“share trading unit”) on stock markets in Japan. Matsushita has given careful consideration as to whether or not it should avail itself to this eased restriction, but as of today, the company believes it is too early to do so.

Recognizing the importance of increased participation in capital markets by individual investors, Matsushita, over the years, has implemented various measures with individual shareholders in mind. Some of these include enhancement of the company’s investor relations website, more detailed business reports and improved shareholder meeting arrangements. Although Matsushita is aware that a reduction in the trading unit size is an effective method for broadening its individual shareholder base, the company would incur significant cost in doing so, while the benefits of such a measure have yet to be verified. Matsushita would consider a possible change in the trading unit size only at such time as the aforementioned advantages and benefits can be verified.

(4)	Corporate Management Strategies and Challenges

With the continuing advances in digital networking, society is becoming increasingly complex. To enhance its contribution to society in this new era, Matsushita introduced its three-year management plan, “Value Creation 21” with a theme of “deconstruction” (restructuring) and “creation” (growth strategy) in April 2001, aiming at transforming Matsushita into a lean and agile “Super Manufacturing Company” for the 21st century. To this end, the company has been challenging to create new business models to create a value chain between devices, finished products, and services. As part of Value Creation 21, the company has so far implemented various structural reforms, including reforms of the domestic consumer sales and distribution structure, manufacturing reforms, research, development and design (R&DD) reforms and employment restructuring.

Beginning in January 2003, Matsushita launched a new groupwide organizational structure with business domain companies designated as strategic units to eliminate duplication of businesses within the Matsushita group. With the new organizational structure, business domain companies are responsible for R&D, manufacturing and sales within their respective clearly defined business domains, thereby allowing them to more fully achieve growth strategies. Furthermore, from fiscal 2004, the company also inaugurated a management system that focuses on two business performance evaluation standards for each business domain company –– Capital Cost Management (CCM) to measure capital efficiency, and cash flows, which indicates a company’s ability to generate cash. These standards are more closely related to those used by capital markets, and are intended to result in management that increases corporate value.

<Major Activities Undertaken in Fiscal 2004>

In line with the company’s shift in focus to achieving growth, in the current fiscal year (fiscal 2004), each business domain company is actively implementing management initiatives based on the above-mentioned new management structure and system. The company has also designated this year as one in which it will “redeclare its founding,” or in other words, return the principles upon which the company was founded to better contribute to society in the 21st century. The following are initiatives implemented this year to establish solid pillars of management and contribute to overall business results:

<Initiatives for Fiscal 2004>

1.	V-products

V-products introduced last year have resulted in increased market share. For fiscal 2004, Matsushita has selected 90 new V-products that will surpass last year’s models in both quality and quantity. It expects sales for these to reach approximately 1.2 trillion yen. To maximize opportunities in the worldwide market, Matsushita is utilizing global simultaneous product introductions. The company has already achieved success with V-products introduced so far this year, including a full lineup of DVD recorders and flat-panel TVs in the digital AV equipment field, as well as achieving positive results for V-products in Home Appliances, Components and Devices, and other segments.

2.	R&D Strategy

Through selection of key technology areas, Matsushita will accelerate strategic concentration of technological management resources, including engineering and development staff. By doing so, Matsushita will step up the development of “black box” technologies to set the company apart from the competition. Matsushita will leverage the benefits from these initiatives to increase product competitiveness. Matsushita will also contribute to the realization of a ubiquitous networking society by developing new technologies, beginning with core device technologies in the digital AV equipment area and supporting business expansion in the networkable appliances and service business areas with “easy networking ideas” as the key word.

3.	Overseas Strategy

Matsushita will take various initiatives to strengthen overseas operations, aiming at greater sales growth, and operating profit amounting to at least 60% of Matsushita’s consolidated total. Beginning with electric motor operations, which are being strengthened through expansion initiatives in China and alliances, and refrigerator operations that focus on HFC-free models and supporting components, Matsushita is establishing an optimum global manufacturing structure. The company is also aiming to increase sales through such initiatives as simultaneous global product introductions of strategic products. The company will, in particular, accelerate operations in China under the key concepts of “localization,” “integration” and “cooperation,” aiming for a 1 trillion yen business on a groupwide basis in 2005.

4.	Global Brand Strategy

Matsushita positioned the “Panasonic” brand as a globally unified brand for overseas markets under the slogan of “Panasonic ideas for life.” Matsushita will focus marketing resources on this brand overseas in order to effectively promote the company’s wide range of products. By promoting a Panasonic brand that has developed a reputation in the U.S. and Europe as one of dependability and advanced technology, the company aims to increase corporate value.

(5)	Corporate Governance

Based on its basic philosophy of contributing to society as a “public entity, Matsushita over the years has been committed to the enhancement of its corporate governance. As such, it was one of the first Japanese companies to invite outside directors on its Board of Directors and also established an Advisory Board comprised of distinguished outside leaders.

In fiscal 2004, Matsushita is implementing further reforms to establish an optimum management and governance structure tailored to the Group’s new business and organizational structure. Under the new structure, the Head Office has empowered each of the business domain companies by delegating authority in order to expedite autonomous management. At the same time, an Executive Officer System, for execution of business at various domestic and overseas Group companies, has been introduced, enabling the Head Office to carry out corporate strategies that integrate the Group’s comprehensive strengths. In addition, Matsushita has realigned the role and structure of the Board of Directors to conduct swift and strategic decision-making, as well as optimum monitoring, on Groupwide matters. Accordingly, the Board of Directors can now concentrate on corporate strategies and supervision of business domain companies, as opposed to Executive Officers, who have responsibilities relating to day-to-day operations. Taking into consideration the diversified scope of Matsushita’s business operations, the company will, however, maintain a system where Executive Officers, who are most familiar with the specifics of respective operations, take an active part in the Board of Directors. Through these reforms, the Board of Directors itself has been reduced in number, with terms shortened to one year. While also strengthening the company’s existing Corporate Auditors System, and through the aforementioned initiatives, Matsushita will continuously enhance the Group’s corporate governance based on its management philosophy.

# # #

10/28/2003

Matsushita Electric Industrial Co., Ltd.

Supplemental Consolidated Financial Data for Fiscal 2004

First Half, ended September 30, 2003

1.    Sales breakdown for Fiscal 2004 First Half, ended September 30, 2003

								yen (billions)

	Total	04/03	Local currency basis 04/03		Domestic	04/03	Overseas	04/03	Local currency basis 04/03
AVC Networks
Video and audio equipment	669.8	98%	98%		191.9	96%	477.9	99%	98%
Information and communications equipment	1,056.7	104%	105%		506.8	106%	549.9	103%	104%
			(112%	)					(117%	)
Subtotal	1,726.5	102%	102%		698.7	103%	1,027.8	101%	101%
			(106%	)					(108%	)
Home Appliances	586.2	98%	99%		368.1	98%	218.1	99%	101%
Components and Devices	562.7	97%	98%		222.9	101%	339.8	95%	96%
JVC	403.7	95%	93%		125.7	94%	278.0	95%	93%
Other	360.6	111%	112%		260.9	106%	99.7	127%	128%

Total	3,639.7	101%	101%		1,676.3	101%	1,963.4	100%	100%
			(102%	)					(103%	)

See note 2 on page 4 regarding presentation of local currency basis.

Parentheses indicate % comparisons excluding HDD business.

Overseas Sales by Region	Fiscal 2004 First Half Results
		04/03	Local currency basis 04/03
Americas	674.4	91%	94%
Europe	507.8	113%	103%
Asia and others	493.0	94%	95%
			(108%	)
China	288.2	116%	122%

Total	1,963.4	100%	100%
			(103%	)

See note 2 on page 4 regarding presentation of local currency basis.

Parentheses indicate % comparisons excluding HDD business.

2.    Segment Information

Fiscal 2004 First Half Results				yen (billions)

	Sales	04/03	Segment profit	% of sales	04/03
AVC Networks	1,827.9	103%	58.3	3.2%	223%
Home Appliances	604.0	99%	19.0	3.1%	88%
Components and Devices	826.5	98%	25.8	3.1%	156%
JVC	409.4	95%	10.1	2.5%	115%
Other	476.1	119%	7.1	1.5%	73%

Total	4,143.9	102%	120.3	2.9%	145%

Corporate and eliminations	(504.2)	—	(40.7)	—	—
Consolidated total	3,639.7	101%	79.6	2.2%	159%

As the company’s consolidated financial statements are prepared in conformity with U.S. GAAP, financial data for the JVC segment is also calculated by these principles.

3.    Capital Investment, Depreciation and R&D expenditures

Capital Investment
			yen (billions)

	Fiscal 2004 First Half		Fiscal 2004 Annual
	Results	04-03	Forecast	04-03
AVC Networks	31.5	-1.4	55.0	-5.6
Home Appliances	10.3	-5.7	24.0	-8.4
Components and Devices	63.1	17.7	144.0	31.0
JVC	7.3	1.3	15.0	2.1
Other	9.7	-1.9	32.0	-0.6

Total	121.9	10.0	270.0	18.5

Depreciation
(Tangible assets)

			yen (billions)
	Fiscal 2004 First Half		Fiscal 2004 Annual
	Results	04-03	Forecast	04-03
	122.5	-18.5	270.0	-13.4

R&D Expenditures

			yen (billions)

	Fiscal 2004 First Half		Fiscal 2004 Annual
	Results	04-03	Forecast	04-03
	277.7	0.9	580.0	29.0

4.    Foreign Exchange Rates

<Export rates>

	Fiscal 2003	Fiscal 2004
	Annual Results	First Half Results	Annual Forecast
U.S.Dollars vs. Yen	¥123	¥118	¥115
Euro vs. Yen	¥117	¥130	¥129

<Rates used for consolidation>

	Fiscal 2003	Fiscal 2004
	Annual Results	First Half Results	Annual Forecast
U.S.Dollars vs. Yen	¥122	¥118	¥113
Euro vs. Yen	¥121	¥133	¥129

5.    Number of Employees

	End/Sep. 2002	End/Mar. 2003	End/Sep. 2003
Domestic	122,879	121,451	123,513
Overseas	169,056	166,873	172,033

Total	291,935	288,324	295,546

6.    Other Information

Issued Shares as of September 30, 2003	(a)	2,453,051,029
Treasury Stock as of September 30, 2003	(b)	137,368,509

Outstanding Shares as of September 30, 2003	(a)-(b)	2,315,682,520

	Fiscal 2003		Fiscal 2004
	First Half	Annual Results	First Half
Net income per common share *	¥8.42	¥-8.70	¥9.83
(diluted basis)
Book value per common share	¥1,372.87	¥1,347.17	¥1,356.61

*	Net income per common share (diluted basis) is computed based on the weighted average number of common shares outstanding during each period and adjusted for the effects of potentially dilutive securities.

7.    Annual Forecast for Fiscal 2004, ending March 31, 2004

				yen (billions)

	Fiscal 2004 First Half Results			Fiscal 2004 Annual Forecast (as of April 28, 2003)
			04/03			04/03
Sales	3,639.7		101%	7,450.0		101%
Operating profit	79.6		159%	150.0		118%
(% of Sales)	(2.2%	)		(2.0%	)
Income before income taxes	57.3		103%	120.0		174%
(% of Sales)	(1.6%	)		(1.6%	)
Net income	23.1		132%	30.0		—
(% of Sales)	(0.6%	)		(0.4%	)

Note 1:

In order to be consistent with generally accepted financial reporting practices in Japan, operating profit (loss) is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States, restructuring charges are usually included as part of operating profit (loss) in the statement of income. The company’s annual consolidated operating profit and consolidated income before income taxes for fiscal 2004 are currently forecasted to be about 150 billion yen and 120 billion yen, respectively. The difference represents estimated expenses of about 50 billion yen associated with restructuring charges and income of about 20 billion yen from other items.

Note 2:

Sales data on a local currency basis are not measures conforming with accounting principles generally accepted in the United States. However, the company believes that these measures are useful to investors in promoting understanding of the company’s business conditions by excluding the influence of foreign currency fluctuations. Similarly, the company provided herein certain local currency-based data excluding the hard disk drive (HDD) business, as the company has withdrawn from production of 3.5-inch HDDs for desk top PCs and significantly reduced the business during the last fiscal year. See foreign currency rates used for consolidation in item 4.

Disclaimer Regarding Forward-Looking Statements

This document includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements.

These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

October 28, 2003

FOR IMMEDIATE RELEASE

Media Contact:	Akira Kadota
International PR, Tokyo
(Tel: 03-3578-1237, Fax: 03-5472-7608)

Matsushita Reorganizes European Car Audio Business

- Closure of Panasonic Automotive Systems Deutschland -

Matsushita Electric Industrial Co., Ltd. (NYSE and PCX symbol: MC) today announced plans to reorganize its European car audio business operations. This move is part of the company’s efforts to become a top supplier of car electronics equipment in Europe. As part of this reorganization, Matsushita will establish a new R&D/sales company, Panasonic Automotive Systems Europe GmbH (PASE) headquartered in Munich, Germany on April 1, 2004, as a subsidiary of Matsushita Electric Europe (HQ) Ltd. The new company will be established by merging the R&D division of Panasonic Automotive Systems Deutschland GmbH (PASD) located in Neumuenster, Germany, with the car electronics sales division of Panasonic Industrial Europe GmbH, based in Munich. In connection with these shifts, Matsushita will discontinue operations at PASD, an R&D and manufacturing subsidiary, on March 31, 2004. Meanwhile, manufacturing of car audio products at PASD will be transferred to Matsushita’s existing production site, Panasonic Mobile & Automotive Systems Czech s.r.o. in Pardubice, Czech Republic.

The reorganization of the above-mentioned European car electronics business reflects Matsushita’s strategy to increase its focus on the European automotive industry, which accounts for approximately 30%* of global automobile production.

*	internal estimate based on data released by automobile manufacturers

Upon the implementation of Matsushita’s Groupwide business and organizational restructuring in January 2003, Panasonic Automotive Systems Company (PAS), headquartered in Shinagawa, Japan, was established to create an optimum integrated operational structure in the car electronics field, for R&D, manufacturing and sales.

PAS has concentrated its efforts on enhancing a consistent, customer-oriented approach in each of the four regions of North America, Europe, China and Japan, in response to the global expansion of automobile manufacturers. Such efforts include the establishment of a newly reorganized Panasonic Automotive Systems Company of America in April, 2003.

See below for information about PASD and PASE.

Matsushita Electric Industrial Co., Ltd., best known for its “Panasonic” brand products, is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, New York, Pacific, Euronext Amsterdam, Euronext Paris, Frankfurt and Dusseldorf stock exchanges. For more information, visit the Matsushita web site at the following URL: http://www.panasonic.co.jp/global/

Basic Information for PASD (as of September 30, 2003)

Company name	Panasonic Automotive Systems Deutschland GmbH
Representative	Shigeru Matsuda, President
Location of head office	Neumunster, Schleswig-Holstein, F.R. Germany
Date of incorporation	June 1, 1985
Principal business	R&D and manufacture of car audio equipment for automakers in Europe
Share capital	26 million Euros
Financial closing date	March 31
Number of employees	526
Shareholders’ equity	62 million Euros
Shareholders (% ownership)	Matsushita Electric Industrial Co., Ltd. (100%)
Principal customers	Volkswagen AG, AUDI AG, DaimlerChrysler AG,
Toyota Motor Manufacturing (UK) Ltd.,
Honda Export (U.K.) Ltd.

Financial Results for the Most Recent Three Fiscal Years

(millions of Euros)

Fiscal year ended:	March 2001	March 2002	March 2003
Sales	209	229	217
Recurring profit (loss)	(8)	0	1
Net income (loss)	(8)	0	1

(Note) Amounts less than 1 million Euros have been omitted.

This matter will have no material effect on Matsushita’s consolidated, or parent-alone financial position or performance.

Basic Information for PASE (as of April 1, 2004)

Company name	Panasonic Automotive Systems Europe GmbH
Representative	To be decided
Location of head office	Munchen-Haar, Bayern, F.R. Germany
Date of incorporation	April 1, 2004
Principal business	R&D and sales of multimedia products and systems for automobiles; Sales of automobile equipment and systems related to the environment, energy conservation and safety
Share capital	5 million Euros
Number of employees	approximately 220

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